PREMIER DOCUMENT SERVICES, INC.
                      4001 S. Decatur Blvd., Suite 37-218,
                              Las Vegas, NV. 89103

                              INFORMATION STATEMENT

     This Information Statement is being mailed on or before November 9, 2005 to holders of record on October 31, 2005 of shares of common stock ("Common Stock") of Premier Document Services, Inc., a Nevada corporation (the "Company") in connection with an anticipated change in the members of the Company's Board of Directors and Executive Officers and an Amendment to the Company's Articles of Incorporation changing the name of the Company to Navstar Media Holdings, Inc.

     Rule 14f-1 adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires the
                                                     ------------
Company to provide prior written notice to its shareholders of the anticipated change in identity of the members of its Board of Directors not less than ten
(10) days prior to date upon which the new directors are to take office. This Information Statement is in compliance with said rule.

     This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company, and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.


           Information on the Company and Agreement and Plan of Merger

        The Company was formed in January 2002. The Company, through its wholly-owned subsidiary, Premier Document Services of Nevada, Inc., a Nevada corporation, has conducted the business of providing document preparation and signatory services to mortgage, real estate and other financial services firms.

On October 26, 2005, Premier Document Services, Inc., entered into an Agreement and Plan of Merger with Navistar Communication Holdings, Ltd., a Hong Kong corporation. Navistar is the 70% owner of Happy Times Media, Inc. ("Happy Times"), a People's Republic of China Company. Navistar has a traditional business model of content production, licensing and distribution in Television and Film. Happy Times is a TV media content producer in China which has operated as a private entity since 1998. Happy Times provides content for major national and regional TV stations, and distributes television series and foreign movies. It is also generates a portion of its revenues through advertisements, televised cultural events, corporate communications and exhibitions.

Pursuant to the terms of the Agreement, 100% of the outstanding shares of Navistar will be exchanged for 10% of the outstanding shares of a subsidiary of the Registrant. Thereafter, the subsidiary will be merged into the Registrant and 1,391,932 shares of the Registrant's common stock, constituting 15.75 % of the total shares outstanding, will be distributed to the previous holders of Navstar. At the effective date of the merger, the officers and directors of Navistar will become the officers and directors of the Registrant. A copy of the amended 8-K Current Report on this transaction is included with this Information Statement.

It is anticipated that there will be a change in voting control of the Registrant as a result of the sale of 6,750,000 shares held by Crystal Kim Han to Navstar beneficial owners for $25,000. At such time the transaction occurs, the Registrant will file an 8-K Current Report.


                        Information on Management Changes

     Upon consummation of the Merger the members of the Board of Directors of the Registrant consisted of Crystal Kim Han, Ranny Liang, Don B. Lee and Les Schecter. On October 27, 2005, Crystal Kim Han appointed the following persons as officers and directors effective November 23 2005. On the effective date, Ms Kim Han will resign as a director and as an officer.

     Ranny  Liang               Chairman/Director
     Don  B. Lee                Chief Executive Officer,Chief Financial Officer,
                                Director
     Les  Schecter              Director

                            MANAGEMENT OF THE COMPANY

     The directors and executive officers of the Company currently serving and to be serving on the effective date are as follows:




Name                                   Age                 Positions Held and Tenure
----------------------------  ---------------------------  -----------------------------------------

Crystal Kim Kan. . . . . . .            43                 President, Secretary, Director since 2002
4001 S. Decatur Blvd.,                                     resigning November 18, 2005
Suite 37-218, Las Vegas, NV.

Ranny Liang. . . . . . . . .            49                 Chairman
Suite 30301, 3rd Fl.
Scitech Place, No. 22
Jianguomenwai Street
Beijing, China 100004

Don B. Lee . . . . . . . . .            46                 Director, Chief Executive Officer,
Suite 30301, 3rd Fl.                                       Chief Financial Officer
Scitech Place, No. 22
Jianguomenwai Street
Beijing, China 100004

Les Schecter . . . . . . . .            71                 Director
L.S. PUBLIC RELATIONS
244 West 54th Street
New York, NY 10019


Biographical  Information
-------------------------

Ranny Liang, Chairman of Navistar. She formerly served as the General Manager of The SinoAmerican Times and the Executive Director of Asian Cultural Enterprises, Inc. where she is responsible for print and TV media program production. Prior to this position, Ms. Liang was an Account Executive at the New York Daily Times and a reporter for The World Journal, a major newspaper and magazine in China. In addition, Ms. Liang was a teacher of Guangzhou College and at the same time served as a free lance columnist for several major newspapers and magazines in China. Ms. Liang holds a Bachelor of Arts in Chinese Literature and Language from The South China Normal University.

Don  Lee:  CEO  of  Navistar.   Prior  to joining Navistar, Mr. Lee held several
positions with Computer Associates International, including Product Manager, Director of Strategy and Partner Development, Business Development Owner, and Managing Consultant. Prior to joining Computer Associates, he worked for the City of New York as the CIO for the NYC Department of Business Services, Senior Contract Analyst/Mayoral Program Coordinator for the NYC Office of the Mayor Contracts, Programmer Analyst/Project Planner for the NYC office of the Mayor, and Auditor/Contract Specialist for the NYC Office of the Mayor. Mr. Lee holds a Bachelor of Science in Accounting from New York University.

Leslie  Schecter,  Director,
Les Schecter is president of LS Public Relations, a New York based public relations agency that specializes in the entertainment industry. Mr. Schecter has created and executed public relations campaigns on behalf of many Broadway and Off Broadway productions, television series and specials. He has publicized more than 30 Broadway, and Off Broadway productions including Irene, starring Debbie Reynolds; Athol Fugard's Sizwe Banzi Is Dead and The Island; and Oh! Calcutta!. Mr. Schecter has won two special Emmy Awards for his contributions in helping to produce and market national primetime Emmy Awards telecasts and has introduced and publicized many classic public television series, including Live From Lincoln Center (ten years), Nature (ten years) and American Playhouse (14 years). He has also supervised the marketing for a number of public television children's series, among them "The Adventures of Dudley, the Dragon" and "The Hug-A-Bug Club." Mr. Schecter holds a Bachelor of Science in Mechanical Engineering from City College of New York and has been a guest lecturer on theatrical marketing and publicity at New York University.

        There are no family relationships between any of the directors or officers of the Company or its subsidiaries.

        The Company has no standing audit, nominating or compensation committees of the board of directors, or any committees performing similar functions. The Company's board of directors did not hold any formal meetings during the fiscal year which ended December 31, 2004.

Compliance  with  Section  16(a)  of  the  Exchange  Act.
--------------------------------------------------------

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than 10 percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission (SEC). Officers, directors, and greater than 10 percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, all reports under Section 16(a) required to be filed by its officer and director and greater than ten-percent beneficial owners (Crystal Kim Han) were not timely filed as of the date of this filing.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

The following table shows the stockholdings of all directors and executive officers of the Company, principal stockholders who own beneficially more than five percent of the Company's issued and outstanding common stock, and all directors and officers of the Company as a group as of October 31, 2005, after giving effect issuance of 1,391,932 shares pursuant to the Merger and the anticipated sale of shares by the Registrant's current president, based on 7,942,750 shares outstanding at October 31, 2005.




                                                                          Amount
Title. . . . . . . . . . . . . . .  Name and Address                      of shares   Percent
of . . . . . . . . . . . . . . . .  of Beneficial                         held by       of
Class. . . . . . . . . . . . . . .  Owner of Shares     Position          Owner        Class
----------------------------------  ------------------  ----------------  --------     -----
Common . . . . . . . . . . . . . .  Crystal Kim Han     President, CFO,
                                    Secretary, Director.                         0       0%

    Ranny Liang. . . . . . . . . .  Chairman, Director                   1,686,964      18.1%

    Don B. Lee . . . . . . . . . .  CEO, CFO,                              844,789       9.1%
                                    Director

    Les Schector . . . . . . . . .  Director                                12,602        .135%

All Executive Officers as a Group
(Four Persons)

                             EXECUTIVE COMPENSATION

     The following table discloses compensation paid during the fiscal years ended December 31, 2002, 2003, and 2004 to (i) the Company's Chief Executive Officer, and (ii) individual(s) who were the only executive officers, other than the Chief Executive Officer, serving as executive officers at the end of 2002, 2003 and 2004 whose total salary and bonus exceeded $100,000 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE




                                           ANNUAL
                                        COMPENSATION            ALL OTHER
NAME AND PRINCIPAL                  SALARY        BONUS       COMPENSATION
POSITION                YEAR          ($)          ($)             ($)
------------------  ------------  ----------  -------------        ---

Crystal Kim Han. .      2004          3,000        2,050            0
President, CEO . .      2003              0            0            0
                        2002              0            0            0


STOCK  OPTIONS  GRANTED  IN  LAST  FISCAL  YEAR

     During the fiscal years ended December 31, 2004, 2003 and 2002, we did not grant any options to our Chief Executive Officer. During fiscal 2004, 2003 and 2002, our Chief Executive Officer did not exercise any options.

EMPLOYMENT  AGREEMENTS

     No  such  agreement(s)  exists  between  any  executive  and  the  Company.

COMPENSATION  OF  DIRECTORS

     Our only director is the current executive officer of our Company. She is reimbursed for reasonable expenses incurred in connection with attendance at meetings of the Board and of Committees of the Board; however, she does not receive any additional compensation for her services as director. Accordingly, it may be necessary for us to compensate newly appointed directors in order to attract a quality governance team. At this time the Company has not identified any specific individuals or candidates nor has it entered into any negotiations or activities in this regard.


            Information on Amendment to the Articles of Incorporation
                        Changing the Name of the Company

     On October 27, 2005 Crystal Kim Han, as the holder of 7,000,000 shares equal to 88% of the 7,942,750 outstanding shares of the Company's common stock executed a consent in lieu of meeting of the stockholders of the Company to amend the Company's articles of incorporation to change the name of the Company to Navstar Media Holdings Inc. The amendment to the Articles of Incorporation is to be filed and effective on or before November 23, 2005. Information on Navistar Communication Holdings, Ltd., and Happy Times Media Inc.

Navistar Communication Holdings, Inc("Navistar") is a Hong Kong-based company, pursuing its business plan to become a leading content provider and distributor in the vast media market of the People's Republic of China ("China"). Navistar has a TV content production team as well as media product distribution team in Beijing. The Company is pursuing an integrated strategy of vertical control and horizontal expansion by initially strengthening its own program production and by distributing high quality self-produced and third party programs across the TV broadcasting and movie industries and then expanding into traditional and hi-tech content distributiion to complete the vertical integration. Navistar believes that it may be among the first non-mainland entities engaged in this strategy to grow aggressively and effectively benefit from the vast and lucrative media market in China.

Navistar intends to increase its content production and distribution capabilities through organic growth and acquisitions. Navistar has formed strategic alliances and partnerships with key players in the international programming and media business and in the Chinese domestic media market to allow it to take a leading position in China.

Existing  Operation
-------------------

Navistar has a successful business model of content production, licensing and distribution in Television and Film. Its subsidiary, Happy Times Media, Inc., is a young and dynamic TV media content producer in China which has operated as a private entity since 1998. Happy Times provides content for major national and regional TV stations, and distributes television series and foreign movies. It is also generates a portion of its revenues through advertisements, televised cultural events, corporate communications and exhibitions.

The Company generates revenue from the sales and distribution of television content that it produces; imported programs (TV/film) from third parties in China and abroad; and sales and distribution of advertisement programs produced by the company.

In addition, Happy Times provides European content such as TVE British and Strawberry Films France. Currently, the Company covers nearly 300 Provincial TV stations throughout the People's Republic of China, China Central TV Stations
(CCTV) and has developed advertising relationships with Electronix, Yanjing Beer, CRL. Future potential customers include major TV/Film content providers such as TNT, TBS, NBC, HBO etc.

Strategic  Partners
-------------------

The Company has entered into partnership or alliances with several key local and international media partners:

- CCTV, the central TV owned by the central government, providing programming for the children's channel.

-     CCTV  Movie  Column,  to  purchase  the  time slot and advertising rights.

-     Shandong  TV  Station,  co-production  arrangement.

- Miramax, distribution cooperation in China and cooperation for future direct distribution collaboration in China.

The Chinese media market currently only offers limited accesss to foreign direct involvement, particularly in TV channel operations. Only News Corp. and AOL Time Warner have been granted extremely limited access in Guangzhou area for operating TV channels, without being able to participate in the operation of a channel or the production of programming in other places in China. China has not made any promise of opening up its media market under the terms of its entry into the World Trade Organization ("WTO"), although there are signs that the media market will eventually open up within the next decade or so. However, the current closed nature of the Chinese media market provides Navistar with a unique opportunity to expand and grow before the market opens up completely eventually.

Navistar will have the benefit of veterans of the TV and media industry in China. The top and local management team consists of executives with great industry experience and governmental relationship backgrounds as well as executives who have extensive experience in the U.S. media market. These people bring to the Company the expertise and relationships in growing the business and maintaining appropriate government relationship.


PRODUCTS  AND  SERVICES

Content  Production
-------------------

Navistar's content production is performed at the Happy Times Production Center ("Production Center") in Beijing. Its capabilities include film creation, scene filming and post-production. Currently, it produces approximately 20 different TV programs for CCTV, BTV, MTV and several other major TV channels in China. In addition to TV programs, the Production Center has produced a large number of TV advertisements, product promotion programming and related public relations services for world brands such as Electrolux, Epson, and Xian-Janssen. The Production Center is run by a creative and professional production team and its advanced post visual/audio production equipment system enables Happy Times to provide integrated service for its clients including screen shoot, broadcasting and post visual/audio production.

The  Production  Center  is  capable  of  performing  the  following  functions:

     -Integrated  operation  of  TV  programs
     -TV  advertising  program  creation  and  production
     -Production  of  company  image  promotional  programs
     -Product  service  promotion  programs
     -Training  and  management  programs
     -Dubbing  and  editing  of  international  TV  programs
     -2D/3D  design  and  production
     -Planning, creation and production for digital multi-media shows -Disc duplication and compressed format of VCD/DVD

A description of some of the programming that is currently under production by Happy Times is presented below:

Chinese City Files - A 100 episode documentary on Chinese urban cultures, co-produced with CCTV;

China-Food - A nine episode documentary on Chinese recipes and cooking that was a top winner of "Spring Swallow Cup" in China, co-produced with BTV;

Ever Bright Road - A documentary series that celebrates 20 years of Chinese reform and openness to the outside world, co-produced with BTV;

Life Message - A short Television program co-produced with CCTV, Life Channel; Auto Dictionary -A program in the "Walking into Science" syndicated show ,co-produced with CCTV


Extraordinary Journey - a weekly educational broadcasting program co-produced with CCTV Youth Center;

Our Home - A 50 episode environmental protection documentary, co-operated with TVE and WWF;

Earth Reports - A weekly large scale global environment protection documentary,co-operated with TVE and Lenovo Internet Co.;

Healthy People- A mini-series documentary about Chinese traditional medicine in the 21st Century ,produced under authorization from WWF;

Coal Bed Firedamp - A TV documentary series on mining in China, produced under authorization of UNDP.

Green Village - A weekly documentary about environmental protection released by the Children's Environment Program, co-produced with CCTV Youth Center;

TV Prose - A mini-series TV program about art and culture in China, co-operated with CCTV Local Art Channel;

Travel Guidance - A daily television broadcast documentary about travel ,co-operated with CCTV -For Your Service;

Transient World - A weekly television broadcasting entertainment program, co-operated with CCTV;

Life's Garden - A 100-episode children safety educational documentary, co-operated with CCTV;

Open Sesame - Science Around You - a daily broadcasting program on popular science knowledge for children ( CCTV-1);

Continent Glance - A weekly broadly focused TV series on people, culture and customs, co-operated with State Council News Office & Continent Media Promotion Center;

Economy and Law - A mini-series program about the legal system in China, co-operated with CCTV-2;

Happy  Touch  -  A  daily  tutoring  program,  co-operated  with  CCTV-7;

Surprising & Farce Variety - A daily 20-minute ntertainment TV program, co-operated with Da Ye Media Company of People's Daily.

Other projects include program planning for Sister's Look, Internet Dairy and other MTV programs; Production of program promotional pieces. Advertising programs, promotional programs and informational programs produced for Epson, Electrolux, Century Internet, Xian-Janssen, China Broadcast and TV Newspaper and other companies or units.


Distribution  and  Trading
--------------------------

In addition to content production personnel, The Company also has an experienced distribution and program trading team. It not only distributes and trades in its own proprietary content and programs but distributes content and programing for third parties. The Company anticipates that it can gain a strong market presence by maintaining a strong focus on growing its third party distribution network

Distribution  Center
--------------------
The Company has a Distribution Center ("Distribution Center") for media and audio-visual products. Based on quantities of acclaiming programs from audience and a professional distribution team, the Company has established an extensive distribution network covering 30 provinces and more than 300 cities on mainland China. The Distribution Center is committed to providing services for clients in the areas of program market research, integrative sales planning, program information release and audience rating analysis.

A  summary  of  the  major  distributions  of the Company include the following:

Our Home- 1999, a 50 episode documentary series on environmental protection. Our Home was acquired by and is exclusively owned by Happy Times and is broadcasted in CCTV and 38 local TV stations;

Earth Reports, 2000, a 52 episode, large scale global environment & protection information documentary from TVE. This documentary was formerly broadcasted in CCTV & 113 local TV stations;

Around the World, 2002, 40 episode German documentary . All rights of Around the World including TV& Video rights were exclusively acquired by Happy Times

Jungle, 2003, 52 episode French documentary that focuses on environmental protection and adventure. This documentary has a 17% audience share rating in Europe. This documentary is licensed by Happy Times.

Commonwealth Advertisement, 2002, 40 episode series broadcasted on CCTV and over 20 local TV stations of large and medium-sized cities.

Outstanding Chinese Around the World, 2002 52 episode large scale documentary series on ethnic Chinese celebraties around the world, which was aired on 78 TV stations.

Hellos, World Cup Entertainment Evening Show, 2002, miniseries on soccor , telecasted on CCTV& over 80 local stations.

Image China, 2002-2003, a 260 episode Society and History series, telecasted on over 80 TV stations.

World Today; World Survey, 2004, a mini-series on world news , telecasted on CCTV and approximately 100 local TV stations.


Program  Trading  Center
------------------------
Navistar's program trading center ("Trading Center") is focused on exploring the film and TV programs' copyright transaction business. Navistar's goal is to become a mainstream integrative content supplier to cinemas, cable/wireless TV stations, pay TV channels, as well as providing content for broadband, streaming media, audio publication and book publication. A cooperative relationship with domestic and international content providers has been established to ensure a supply of product. New opportunities are being explored.

                  THIS INFORMATION STATEMENT IS PROVIDED TO YOU
                FOR INFORMATION PURPOSES ONLY.  NO ACTION ON YOUR
                           PART IS SOUGHT OR REQUIRED.

                                November 8, 2005